UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Lee Siu Fong

Lee’s Pharmaceutical Holdings Limited

1/F, Building 20E, Phase 3

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

With a copy to:

Laura Hua Luo, Esq.

King & Wood Mallesons LLP

500 5th Ave, 50th Floor

New York, NY 10110

+1(347) 926-7542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21st, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 2,311,604

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER 2,311,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculations are based upon 32,069,153 shares of Common Stock of the Issuer outstanding as of December 21, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee’s Pharmaceutical Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, OO and AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
133,800 (1) (2)
	8	SHARED VOTING POWER
13,768,956 (1)(2)
	9	SOLE DISPOSITIVE POWER
133,800 (1) (2)
	10	SHARED DISPOSITIVE POWER
13,768,956 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,902,756 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.9% (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)

Includes (i) 66,900 shares of Common Stock converted from 1,338 shares of Series A Convertible Preferred Stock, and (ii) 1,338 Series A-1 Warrants that are exercisable into 66,900 shares of Common Stock, even though the foregoing Series A-1 Warrants are subject to certain non-waivable ownership limitation, respectively, that restrict the exercise of such warrants if the conversion and/or exercise would result in the Reporting Person owning more than 9.99% of the Issuer’s outstanding Common Stock.

(2)	See Items 3 and 5 below.

(3)	Calculations are based upon 33,176,939 shares of Common Stock of the Issuer outstanding as of December 21, 2018, including 32,069,153 shares of Common Stock outstanding as reported by the Issuer to the Reporting Persons and assuming the conversion of all Series A-1 Warrants (into 66,900 shares of Common Stock), Series C Warrants (into 135,417 shares of Common Stock), Series F Warrants (into 307,859 shares of Common Stock) and Series G Warrants (into 597,610 shares of Common Stock) directly or indirectly beneficially owned by the Reporting Person and regardless of whether they are convertible or exercisable within 60 days.

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D originally filed by Lee’s Pharmaceutical Holdings Limited, a company incorporated in the Cayman Islands with limited liability (“Lee’s”) with its issued shares listed on the Main Board of the Stock Exchange of Hong Kong, and its then wholly owned direct subsidiary LPH Investments Limited (“LPH”), a company incorporated in the Cayman Islands with limited liability, as the Reporting Persons on November 21, 2017, as amended by Amendment No. 1 to the Schedule 13D on April 6, 2018, and Amendment No.2 to the Schedule 13D on May 15, 2018 (the “Schedule 13D”). Capitalized terms use but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

Lee’s acquired 1,338 Series A Convertible Preferred Stock units (each a “Unit”) for an aggregate purchase price of $2,000,310 from the Issuer pursuant to a Securities Purchase Agreement dated February 13, 2017 by and among Lee’s, the Issuer and certain other investors (the “Series A Units Purchase Agreement”). Each Unit consists of one share of Series A Convertible Preferred Stock (“Preferred Stock”) and 1,000 Series A-1 Warrants (“Series A-1 Warrants”) to purchase Common Stock. 4. Pursuant to an Exchange Agreement dated September 12, 2018, entered into by and between Lee’s and the Issuer, Lee’s agreed to exchange 1,338 Shares of Series A Convertible Preferred Stock for 66,900 shares of Common Stock (the “Exchange”). The exchange took effect on November 8, 2018. As a result of the foregoing transactions, as well as a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock (the “Reverse Split”) effected by the Issuer through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017, Lee’s is deemed to beneficially own (i) 66,900 shares of Common Stock, and (ii) 66,900 shares of Common Stock issuable upon exercise of the Series A-1 Warrants (the “Derivative Shares”). The exercise of the Series A-1Warrants are subject to beneficial ownership limitation of 9.99% (the “9.99% Limitation”). The Series A-1 Warrants are not currently exercisable because Lee’s beneficial ownership percentage has exceeded the 9.99% Limitation. Nevertheless, the beneficial ownership of the Derivative Shares is still included in the calculation of the beneficial ownership percentage of Lee’s reported in this Schedule 13D in accordance with Rule 13d-3(d)(1).

LPH purchased an aggregate of 46,232,085 shares of Common Stock for a total consideration of $10,000,000 pursuant to a Securities Purchase Agreement dated as of October 27, 2017, by and between LPH, the Issuer and certain other parties signatories thereto (the “Common Stock SPA”). The consideration includes cancellation of $3,900,000 in outstanding loans that the Issuer borrowed from Lee’s Pharmaceutical (HK) Ltd., a Hong Kong company organized and existing under the laws of Hong Kong (“Lee’s (HK)”) under that certain loan agreement, effective August 14, 2017 between the Issuer and Lee’s (HK). The source of funding for the rest of the purchase price was derived from the working capital of Lee’s. As a result of the foregoing transaction, as well as the Reverse Split, LPH, and Lee’s through LPH, is deemed to beneficially own 2,311,604 shares of Common Stock.

Pursuant to a Securities Purchase Agreement dated as of March 30, 2018 (“Common Stock and Warrant SPA”), LPH II Investments Limited, a Cayman Islands company organized and existing under the laws of Cayman Islands that is a wholly owned subsidiary of Lee’s, purchased an aggregate of 541,667 shares of Common Stock and 135,417 Series C Warrants (“Series C Warrants”) for a total consideration of $2,600,000. The source of funding for the purchase price was derived from Lee’s proceeds from selling the 26% ownership interest in LPH. The exercise of the Series C Warrants is subject to the “Beneficial Ownership Limitation” which initially set at 9.99%, and can be increased or decreased by LPH II, provided that any such change in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer. Because LPH II's beneficial ownership of Common Stock (without giving effect to the exercise of the Warrants into Common Stock) has exceeded the current Beneficial Ownership Limitation of 9.99%, the Series C Warrants beneficially owned by LPH II are not currently exercisable without increasing the Beneficial Ownership Limitation. Nevertheless, the beneficial ownership of the Series C Warrants is included in the calculation of the beneficial ownership percentage of Lee’s reported in this Schedule 13D in accordance with Rule 13d-3(d)(1).

Pursuant to an Agreement and Plan of Merger dated as of December 21, 2018 (the “Merger Agreement”) entered into by and among the Issuer, WT Acquisition Corp.(“Merger Sub”), a wholly-owned subsidiary of the Issuer and an exempted company with limited liability incorporated under the laws of the Cayman Islands, and CVie Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CVie”) (together, the “Merger Parties”), Merger Sub merged with and into CVie, with CVie becoming the sole surviving entity as a wholly owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, the Issuer issued Common Stock to CVie’s former shareholders, at an exchange ratio of 0.3512 share of Common Stock for each share of CVie outstanding prior to the Merger, resulting in the issuance of 16,265,060 shares of Common Stock in exchange for the shares of CVie. The Merger closed on December 21, 2018 (the “Closing Date”).

China Cardiovascular Focus Limited, a company incorporated in the British Virgin Islands with limited liability (“China Cardiovascular"), is a wholly-owned subsidiary of Lee’s Pharmaceutical International Limited, a company incorporated in the British Virgin Islands with limited liability (“Lee’s International”), which is a wholly-owned subsidiary of Lee’s. Pursuant to the Merger, China Cardiovascular, as a 49.58% owner of CVie prior to the Merger, received 8,063,861 shares of Common Stock. On the Closing Date, the Issuer entered into an indemnification letter agreement (the “Indemnification Letter Agreement”) with Lee’s, pursuant to which Lee’s agreed to indemnify the holders of issued and outstanding shares of Common Stock as at December 20, 2018 (the “Indemnitees”) for any loss, liability, damage or expense, including reasonable attorney’s fees and expenses incurred by the Issuer in connection with or, as a result of, any material inaccuracy in any representation or warranty made by CVie in the Merger Agreement (notwithstanding that the representations and warranties made by CVie do not survive after the Effective Time). To secure Lee’s performance of this indemnity obligation, 984,000 of the shares of Common Stock issued to China Cardiovascular in the Merger (the “Escrow Shares”) are being placed in escrow with Continental Stock Transfer & Trust Company for one year pursuant to an escrow agreement dated as of December 21, 2018 (the “Escrow Agreement”). Since the Escrow Agreement provides that during the one-year term of the Escrow Agreement, Lee’s will have the exclusive right to exercise any voting rights with respect to the Escrow Shares, the Escrow Shares are not excluded in calculation of the Reporting Persons’ beneficial ownership in this Schedule 13D filing. Thus, China Cardiovascular is deemed to beneficially own 8,063,861 of Common Stock. Lee’s International, as the 100% owner of China Cardiovascular, is deemed to beneficially own such shares of Common Stock. Lee’s, through Lee’s International and China Cardiovascular, is deemed to beneficially own such shares of Common Stock.

In connection with the Merger, the board of directors of the Issuer declared a dividend to the holders of record of outstanding shares of Common Stock, and holders of certain warrants to purchase Common Stock, that were outstanding on December 20, 2018 of 0.5731 Series H AEROSURF Warrant, for each share of Common Stock held by a shareholder or each warrant held by a warrant holder, as applicable, on the record date (the “AEROSURF Warrants”). The Issuer expects to distribute AEROSURF Warrants that are exercisable for an aggregate of 2,962,781 shares of Common Stock. Each AEROSURF Warrant has a term of five years and provides for automatic exercise into one share of Common Stock, without any exercise price, upon the Issuer’s public announcement of the dosing of the first human subject enrolled in the Company’s Phase 3 clinical trial for AEROSURF. China Cardiovascular is expected to receive a certain amount of the AEROSURF Warrants, which are yet to be issued. Because the automatic exercise of the AEROSURF Warrants is contingent upon the occurrence of a certain outcome of the Phase 3 clinical trial for AEROSURF, the AEROSURF Warrants may not be exercisable within 60 days upon their issuance. Thus, AEROSURF Warrants will not be included in the beneficial ownership calculation of the Reporting Persons pursuant to Rule 13d-3(d)(1) of the Act.

Effective December 21, 2018, the Issuer entered into a Securities Purchase Agreement (the “SPA”) and a Registration Rights Agreement (“Registration Rights Agreement”) with select institutional investors (“Investors”) (the “Financing”), whereby LPH II converted $6.0 million of existing debt obligations in the Financing on the same terms as the Investors. In connection with the Financing, the Issuer issued and LPH II received (i) 1,810,938 shares of Common Stock, (ii) 307,859 Series F Warrants (“Series F Warrants”) to purchase an aggregate of 307,859 shares of Common Stock, at an exercise price equal to $3.68 per share and (iii) 597,610 Series G Warrants (the “Series G Warrants” and with the Series F Warrants, the “Financing Warrants”) to purchase an aggregate of 597,610 shares of Common Stock, at an exercise price equal to $4.05 per share. The Series F Warrants may be exercised after the date of issuance and through the 18-month anniversary of the date of issuance and the Series G Warrants may be exercised through the 5-year anniversary of the date of issuance. The Financing Warrants may not be exercised to the extent that the holder thereof would, following such exercise or conversion, beneficially own more than 9.99% (or other percent as designated by each holder) of the Company’s outstanding shares of Common Stock.

Due to the influencing of control effect resulting from the consummation of the transactions pursuant to the SPA, regardless of whether the Financing Warrants are currently exercisable, the beneficial ownership of the Financing Warrants is included in the calculation of the beneficial ownership percentage of Lee’s reported in this Schedule 13D in accordance with Rule 13d-3(d)(1).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons believe that the Issuer’s Common Stock is an attractive strategic investment that fits into their goals to globalize their business, strengthen their position in critical neonatal care, and further expand the reach of their acute pulmonary care portfolio. Through the acquisition of 2,311,604 shares of Common Stock by LPH pursuant to the terms of the Common Stock SPA (number of shares adjusted to reflect the effect of the Reverse Split), a change of control in the Issuer was effected. Additionally, pursuant to the terms of the Common Stock SPA, the Issuer shall cause up to two individuals designated by LPH to be elected to the Board of Directors of the Issuer on or prior to December 1, 2017.  Through the acquisition of 66,900 shares of Common Stock as a result of the Exchange, the Series A Warrants exercisable into 66,900 shares of Common Stock, 541,667 shares of Common Stock and 135, 417 Series C Warrants pursuant to the terms of the Common Stock and Warrant SPA on April 4, 2018, and the acquisition of 1,810,938 shares of Common Stock, 307,859 Series F Warrants, and 597,601 Series G Warrants pursuant to the terms of the SPA, Lee’s now beneficially own 41.9% of the Common Stock outstanding, assuming the exercise of all Series A Warrants, Series C Warrants, Series F Warrants, and Series G Warrants beneficially owned by Lee’s regardless of the 9.99% Beneficial Ownership Limitation.

The Reporting Persons intend to routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, capital raising needs and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations. While none of the Reporting Persons have, other than as described in this Schedule 13D, any current plans or proposals that relate to or would result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, the factors described in this Item 4 may materially affect, and result in, the Reporting Persons: (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D The Reporting Persons may in the future and from time to time propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Issuer is principally engaged in clinical-stage biotechnology business focused on developing aerosolised KL4 surfactant therapies for respiratory diseases and other potential applications. Lee’s is of the view that the Financing provides synergetic effects to the Issuer and its wholly owned subsidiaries (together, the “Issuer Group”) by leveraging on the expertise of the Investors in respect of provision and management of drug developing business, which will benefit and complement the growth of the Issuer Group and will enable the Issuer Group to raise capital needed to fund continued development of its pipeline products. In addition, Lee’s is of the view that the Financing represents an opportunity to enhance the working capital and broaden the capital base of the Issuer Group and is beneficial to Lee’s and its subsidiaries.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Reporting Person may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Lee’s and its subsidiaries intend to continue to hold the Common Stock for long-term investment purpose. Nevertheless, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The beneficial ownership percentage for LPH described in this Schedule 13D is based on 2,311,604 shares of Common Stock, as adjusted under the Reverse Split, acquired directly by LPH in connection with the Common Stock SPA. The beneficial ownership percentage of Lee’s described in this Schedule 13D is based on (i) Lee’s indirect acquisition, through LPH, of 2,311,604 shares of Common Stock described in the foregoing, (ii) Lee’s indirect acquisition, through LPH II, of 541,667 shares of Common Stock and 135,417 Series C Warrants in connection with the Common Stock and Warrant SPA, (iii) Lee’s direct acquisition of 66,900 shares of Common Stock in connect with the Exchange Agreement and 1,338 Series A-1 Warrants exercisable into 66,900 shares of Common Stock in connection with the Series A Units Purchase Agreement, (iv) Lee’s indirect acquisition of 1,810,938 shares of Common Stock in connection with the Financing, (v) Lee’s indirect acquisition of 8,063,861 shares of Common Stock in connection with the Merger Agreement, and (vi) Lee’s indirect acquisition of 307,859 Series F Warrants and 597,601 Series G Warrants in connection with the Financing. As of December 21, 2018, LPH’s ownership constitutes approximately 7.2% of the 32,069,153 shares of Common Stock outstanding, and Lee’s’ ownership constitutes approximately 41.7% of the 33,176,939 shares of Common Stock outstanding (assuming the exercise of all Series A-1 Warrants, Series C Warrants, Series F Warrants and Series G Warrants beneficially owned by Lee’s regardless of the 9.99% Limitation), as reported directly by the Issuer to the Filing Parties.

(b) LPH directly holds, and has voting and dispositive power over, the 2,311,604 shares of Common Stock acquired by it in connection with the Common Stock SPA, as adjusted under the Reverse Split. Lee’s, as the controlling shareholder of LPH, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. LPH II directly holds, and has voting and dispositive power over, the 541,667 shares of Common Stock and 135,417 Series C Warrants acquired by it in connection with the Common Stock and Warrant SPA, and 307,859 Series F Warrants and 597,601 Series G Warrants in connection with the Financing. Lee’s, as the sole owner of LPH II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares and warrants. China Cardiovascular directly holds and has voting and dispositive power over the 8,063,861 shares of Common Stock in connection with the Merger Agreement. Lee’s, as the ultimate owner of China Cardiovascular, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. Additionally, Lee’s directly holds, and has voting and dispositive power over, the 66,900 shares of Common Stock and the 1,338 Series A-1 Warrants. Other than for the purposes of Rule 13d-3 of the Act, Lee’s disclaims beneficial ownership of the shares of Common Stock and Units, as applicable, except to the extent of its pecuniary interest therein, as applicable.

(c) Except as described above, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the past sixty days.

(d) No person other than the applicable Reporting Person is known to such Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock as reported by such Reporting Person in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby further amended by replacing the last paragraph with the following:

The description of the Series A Units Purchase Agreement, the Common Stock SPA, the Common Stock and Warrant SPA, the Units Registration Rights Agreements, the Common Stock Registration Rights Agreement, the Common Stock and Warrant Registration Rights Agreement, the Merger Agreement, and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements as filed with the Securities and Exchange Commission as follows:

(1)      Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;

(2)      Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;

(3)      Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 2017;

(4)      Registration Rights Agreement, attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 2017;

(5)      Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as Amended, of Windtree Therapeutics, Inc., attached as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 21, 2017;

(6)      Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018;

(7)      Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018.

(8)      Merger Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018;

(9)      Form of AEROSURF Warrant, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018;

(9)      Securities Purchase Agreement, attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(10)    Registration Rights Agreement, attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(11)    Indemnification Letter Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(12)    Form of Series F Warrant, attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018; and

(13)    Form of Series G Warrant, attached as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018.

The description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Escrow Agreement as attached to this filing as Exhibit 7.11.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following after Exhibit 7.04:

Exhibit 7.05	Merger Agreement, dated December 21, 2018, by and among the Issuer, WT Acquisition Corp., a direct wholly owned subsidiary of the Issuer, and CVie Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report of Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.06	Securities Purchase Agreement dated as of December 21, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.07	Registration Rights Agreement dated as of December 21, 2018 (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.08	Indemnification Letter Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.09	Form of Series F Warrant (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.10	Form of Series G Warrant (Incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.11*	Escrow Agreement dated as of December 21, 2018.

*	filed herein as an exhibit.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2018

LPH Investments Limited

By:	/s/ Lee Siu Fong
Name:	Lee Siu Fong
Title:	Director

Lee’s Pharmaceutical Holdings Limited

By:	/s/ Lee Siu Fong
Name:	Lee Siu Fong
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).